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March 10, 2023

VIA EDGAR

Mr. Perry J. Hindin

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	AlerisLife Inc. Schedule 13E-3/Schedule TO-T filed March 8, 2023, as amended Filed by ABP Acquisition 2 LLC, ABP Acquisition LLC, ABP Trust and Adam Portnoy File No. 005-62369

Dear Mr. Hindin:

I am writing on behalf of ABP Acquisition LLC (“Parent”) and ABP Acquisition 2 LLC, its wholly owned subsidiary (“Purchaser”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 9, 2023 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3/Schedule TO-T, as filed with the Commission on February 17, 2023 (as amended, the “Tender Offer Documents”).

This letter and Amendment No. 3 to the Tender Offer Documents are being filed by Parent, Purchaser, ABP Trust and Adam D. Portnoy with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Tender Offer Documents.

Perry J. Hindin
March 8, 2023

Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction, page 2

1.	We note your responses to prior comments 1, 2 and 4 and that Adam Portnoy and ABT Trust have been added to the cover and signature pages of the Schedule TO/13E-3 as filing persons. However, while we note that the applicable disclosure has been revised in response to such comments to satisfy the disclosure requirements of Mr. Portnoy, it does not appear that the disclosure has been revised with respect to ABT Trust. For example, there does not appear to be a statement as to whether ABP Trust believes the going-private transaction is fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Refer to prior comment 4.

Response: In response to the Staff’s comment, the Tender Offer Documents have been revised to include the required disclosures regarding ABP Trust in the appropriate sections of the Tender Offer Documents. Please see Amendment No. 3 under the heading “Position of the Purchaser Group Regarding the Fairness of the Transaction.”

2.	We note you response to prior comment 1 regarding your belief that the addition of Mr. Portnoy and ABP Trust as bidders would not require dissemination of new offering materials. Please confirm the filing persons have complied and will comply with their obligations described in Exchange Act Rule 13e-3(e)(2) and (f)(2) and Rule 14d-4(d)(1) with respect to the March 8 filing and any filings that you will make in response to prior comment 1.

Response: Parent acknowledges the Staff’s comment. Each of Parent, Purchaser, ABP Trust and Mr. Portnoy confirm that they have complied and will comply with their obligations described in Exchange Act Rule 13e-3(e)(2) and (f)(2) and Rule 14d-4(d)(1) with respect to Amendment No. 2 to the Tender Offer Documents, filed March 8, 2023, and Amendment No. 3 to the Tender Offer Documents being filed as of the date hereof.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (302) 651-3250.

Sincerely,

/s/ Faiz Ahmad
Faiz Ahmad

cc:	Jennifer B. Clark, ABP Acquisition LLC